EXHIBIT 99.1

Equinox Gold Announces Positive Drill Results from Piaba Underground and Genipapo Targets at Aurizona

VANCOUVER, BC, Jan. 18, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce positive drill results from the Piaba Underground target ("Piaba UG") and the Genipapo target ("Genipapo") at the Company's 100%-owned Aurizona Gold Mine ("Aurizona") in Brazil.

"The 2020 Piaba underground drill program delivered exceptional results, with 96% of the holes intersecting significant gold mineralization. Drilling extended over 3 km of strike of the currently 4 km-long Piaba deposit and tested depths up to 1 km below surface," said Scott Heffernan, EVP Exploration for Equinox Gold. "These results further strengthen the Company's conviction that the Piaba underground deposit presents a substantial opportunity to both extend the mine life and increase annual production at Aurizona. Drilling at the Genipapo target also continues to demonstrate the potential to define open-pit, near-surface saprolite resources that could further extend the Aurizona mine life.

"The Company has planned a $7.3 million exploration program for 2021 at Aurizona, including 49,000 metres of drilling, with the objective of further expanding the Piaba resource and advancing the numerous high-priority, high-potential near-mine and regional targets in the Aurizona district. In addition, a prefeasibility study is underway to assess the potential to operate an underground mine concurrent with the existing open-pit mine, with completion of the study targeted for late 2021."

Piaba Drill Highlights1 (Figure 1)

  5.56 grams per tonne gold ("g/t Au") over 24.0 metres ("m") including 9.85 g/t Au over 11.0 m in D696
  96.8 g/t Au over 1.0 m in D698
  4.18 g/t Au over 11.0 m and 6.15 g/t Au over 11.0 m including 55.3 g/t Au over 1.0 m in D708
  2.58 g/t Au over 19.2 m in D713
  8.24 g/t Au over 6.0 m and 3.43 g/t Au over 15.0 m in D722
  3.62 g/t Au over 9.0 m and 4.42 g/t Au over 11.0 m in D730
  4.35 g/t Au over 37.0 m including 7.16 g/t Au over 10.0 m in D737
  9.10 g/t Au over 6.0 m in D742

Genipapo Drill Highlights1 (Figure 3)

  1.43 g/t Au over 25.0 m and 1.41 g/t Au over 90.0 m including 11.0 g/t Au over 4.0 m in P630
  3.15 g/t Au over 19.0 m including 6.22 g/t Au over 9.0 m in P631
  1.10 g/t Au over 20.0 m in P638
  1.63 g/t Au over 17.0 m in P650
  17.7 g/t Au over 5.0 m in P662

For a complete table of Piaba UG drill results, click here
https://www.equinoxgold.com/_resources/news/20210118-PiabaDrilling.pdf

For a complete table of Genipapo drill results, click here
https://www.equinoxgold.com/_resources/news/20210118-GenipapoDrilling.pdf

___________________________
[1] Core lengths not corrected to true widths; assays are not capped.

Piaba Underground Deposit

A total of 23,916 m in 52 holes (Figure 1) were drilled in 2020 to increase confidence in the continuity of mineralization, expand the underground mineral resources and upgrade the classification of the resources from Inferred to Indicated to support completion of the prefeasibility study. Every hole intersected gold mineralization and 47 of the 49 holes, for which assays have been received thus far, intersected significant gold mineralization. The 2020 drill program tested the deposit to depths of 1,000 m below surface and results to date have shown that the deposit remains open at depth (Figure 2).

Figure 1 – Piaba Underground Drilling Highlights

Figure 2 – Piaba Deposit Long Section (looking north)

Genipapo Deposit

Genipapo, located approximately 1 km east northeast of the existing Piaba open-pit mine, is the most advanced of three targets including Micote and Mestre Chico that potentially host a series of smaller, near-surface deposits (Figure 3). Three phases of reverse circulation ("RC") drilling (5,489 m in 74 holes) were completed at Genipapo in 2020 to follow up on drilling discoveries made in 2018. Results continue to demonstrate the potential to develop Genipapo as open-pit feed for the Piaba mill. Results of the first two phases of drilling (3,331 m in 50 holes) are included in this press release, with results from the third phase of work pending.

Figure 3 – Genipapo Drilling Highlights

418,000
418,500
419,000
419,500
420,000
9,858,500
9,858,000
9,857,500
N
Mestre Chico
Genipapo
Micote
P630
1.43g/t Au/25.0m and
1.41g/t Au/90.0m
D600
1.05g/t Au/30.0m
D615
1.56g/t Au/16.0m and
8.50g/t Au/5.0m
P650
1.63g/t Au/17.0m
P631
3.15g/t Au/19.0m
P662
17.65g/t Au/5.0m
P661
0.93g/t Au/19.0m
P660
1.28g/t Au/9.0m
P659
3.97g/t Au/6.0m
P637
1.17g/t Au/9.0m
P638
1.10g/t Au/20.0m
D554
3.28g/t Au/9.0m and
1.90g/t Au/11.0m
D612
84.33g/t Au/21.0m
Meters
0 125 250 500
EQUINOX GOLD
2020 Drilling
DDH
RC
Historical Drilling
DDH
RC
Drilling Assay intercepts
Au g/t
0.30 - 1.00
1.00 - 3.00
> 3.00
>20ppb Gold-in-soil
Main Dirt Road
Mangrove
Swamp
Genipapo
Mestre Chico
Micote
Piaba
Boa Esperança

About Equinox Gold

Equinox Gold is a Canadian mining company with seven operating gold mines and construction underway at an eighth site, a multi-million-ounce gold reserve base and a clear path to achieve one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Qualified Person and Disclosure Statement

Scott Heffernan, M.Sc., P.Geo., the Company's EVP Exploration and a Qualified Person under National Instrument 43-101, has reviewed and approved the technical information contained in this news release. Drill composites for underground targets were calculated using cut-off values of 1.0 g/t, 3.0 g/t or 10.0 g/t gold as specified in the drill table and contain no more than 3 metres of internal waste. Drill composites for open-pit targets were calculated using cut-off values of 0.3 g/t, 1.0 g/t or 5.0 g/t gold as specified in the drill table and contain no more than 5 metres of internal waste. Drill intersections are calculated using uncut assays and are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be 60 to 90 percent of the reported lengths depending on the angle of intersection of the drill hole relative to the mineralized zone. The Company maintains a quality assurance/quality control (QA/QC) program at Aurizona that follows industry best practices and is consistent with QA/QC protocols used by each of the Company's exploration and development projects. All samples were submitted to ALS Chemex in Belo Horizonte, Brazil for sample preparation. Sample pulps were then sent to ALS Chemex in Lima, Peru for geochemical analysis for gold by fire assay of a 30-gram charge with an Atomic Absorption finish (AA) and for a 33 multi-element geochemical suite by 4-acid digestion and Inductively-Coupled Mass Spectrometry (ICP-MS). Samples with AA gold values over 10.0 g/t are re-assayed by Screen Metallics fire assay. Control samples (accredited standards, blanks and duplicate samples at the field and preparation stages) were inserted on a regular basis. Results were monitored upon receipt of assays.

Cautionary Notes and Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things statements regarding planned exploration at Aurizona and the Company's ability to successfully converted Inferred Resources to a higher category; the Company's plans to complete a prefeasibility study for Aurizona; the Company's growth potential, including its ability to increase production or extend the Aurizona mine life; and the Company's ability to successfully advance its exploration, growth and development projects, including its ability to successfully operate an underground mine concurrent with the existing open-pit mine at Aurizona. Forward-looking statements or information generally identified by the use of the words "will", "continue", "expected", "expectations", "potential", "estimate", "further" and similar expressions and phrases or statements that certain actions, events or results  "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: prices for gold remaining as estimated; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled exploration, construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the speculative nature of mineral exploration and development, including the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 28, 2020 and its Annual Information Form dated May 13, 2020, both of which relate to the year-ended December 31, 2019, and in the Company's MD&A dated November 5, 2020 for the three and nine months ended September 30, 2020, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 18-JAN-21